

August 1, 2013

<u>Via E-mail</u>
Raymond D. Martz
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Pebblebrook Hotel Trust
2 Bethesda Metro Center, Suite 1530
Bethesda, MD 20814

> **Re: Pebblebrook Hotel Trust**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 1-34571**

Dear Mr. Martz:

We have reviewed your response dated July 17, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 3. Acquisition of Hotel Properties, page F-12

1.   We note your response to our prior comment 1 dated July 16, 2013. Please provide to us your analysis of ASC Topic 840-10-25-38 supporting your conclusion that the leasehold interests should be accounted for as a single operating lease. In your response, please tell us how you assessed the "substantial monies" invested by the original lessee of the hotel leasehold interests.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief